UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Western Prospector Group Ltd.
(Name of Subject Company)
Not Applicable
(Translation of Subject Company’s Name into English (if applicable))
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Khan Resources Inc.
(Name of Person(s) Furnishing Form)
Common Shares
(Title of Class of Subject Securities)
959262 10 6
(CUSIP Number of Class of Securities (if applicable))
Paul D. Caldwell
Chief Financial Officer and Corporate Secretary
Khan Resources Inc.
141 Adelaide Street West, Suite 1007
Toronto, Ontario, Canada M5X 1B1
Telephone: (416) 363-3405
Facsimile: (416) 360-3417
with a copy to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Telephone: (212) 588-5500
Facsimile: (212) 308-0132
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
May 12, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
The disclosure documents set forth below are attached immediately following this page:
1.	Press release dated May 11, 2008[1]

2.	Advertisement dated May 12, 2008[1]

3.	Offer to Purchase and Circular dated May 12, 2008[1]

4.	Letter of Transmittal[1]

5.	Notice of Guaranteed Delivery[2]

[1]	Previously furnished on the filing person’s Form CB submitted to the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2008.

[2]	Previously furnished on the filing person’s Form CB (Amendment No. 1) submitted to the SEC on May 12, 2008.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document
2.1	The filing person’s Annual Information Form for the fiscal year ended September 30, 2007 dated December 18, 2007[1]

2.2	The filing person’s management information circular dated January 10, 2008 prepared in connection with the annual meeting of shareholders of the filing person held on February 14, 2008[1]

2.3	The filing person’s audited consolidated financial statements and the notes thereto as at September 30, 2007 and 2006 and for each of the fiscal years ended September 30, 2007 and 2006, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto[1]

2.4	The filing person’s comparative unaudited consolidated financial statements and the notes thereto as at March 31, 2008 and for the six month periods ended March 31, 2008 and 2007, together with the management’s discussion and analysis relating thereto[1]

2.5	The filing person’s material change report filed on May 16, 2008, respecting the offer to acquire common shares of Western Prospector Group Ltd.

[1]	Previously furnished on the filing person’s Form CB submitted to the SEC on May 12, 2008.
PART III – CONSENT TO SERVICE OF PROCESS
The person furnishing this Form filed with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 12, 2008.

PART IV – SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHAN RESOURCES INC.
/s/ Paul D. Caldwell
Name:	Paul D. Caldwell
Title:	Chief Financial Officer and Corporate Secretary
May 19, 2008